DANE EXPLORATION INC.
3577 - 349 West Georgia Street
Vancouver, British Columbia, Canada V6B 3Y4
dchristie@daneexploration.com

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C., USA 20549
Tel (202) 551-3536

September 24, 2012

Re:	Dane Exploration Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 22, 2012
File No. 333-181795

Dear Mr. Reynolds

Thank you for Mr. Regan's call to our attorney Mr. Morrison on September 21, 2012 which advised that the Securities and Exchange Commission (the 'Commission') had no further comments regarding Dane Exploration Inc.'s Form S-1 filing.

Based on prior experience, we understand that the Commission requires us to provide the following acceleration request, warranties, and requested timing for Effectiveness. Based on this, in lieu of a call from Mr. Morrison, Dane Exploration Inc. (the 'Company') herein requests acceleration of the effective date of our pending registration statement on Form S-1.

Please accept the following as the written statement from our Company that you require, acknowledging our understanding and acceptance that:

●
should the Commission or the staff, acting pursuant to delegated authority, declare the Company's Form S-1 filing effective, the Company does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is our understanding that we must provide a minimum of 48 hours notice to you regarding our request for Effectiveness and we herein request an Effectiveness Date for Dane Exploration's Form S-1 of 12:00noon EST Thursday September 27, 2012, or as soon thereafter as is practicable.

Thank you again for the assistance you and your staff have provided during the review process of our Form S-1.

Best regards,

DANE EXPLORATION INC.

/s/ David Christie_____
David Christie
President and CEO

cc:           Mr. Michael J. Morrison